Exhibit 99.40

Consent of Maggie Layman

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in the Registration Statement on Form 40-F of Osisko Development Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

 By: /s/ Maggie Layman

 Maggie Layman, P.Geo.

 Dated: April 28, 2022